CanAlaska Uranium Ltd.

Condensed Interim Consolidated Financial Statements
Third Quarter - January 31, 2015
(Unaudited)
(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the condensed interim consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(Expressed in Canadian dollars except where indicated)

	January 31 2015 $000’s	April 30 2014 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	1,710	1,044
Trade and other receivables	85	52
Available-for-sale securities (note 5)	541	414
Total current assets	2,336	1,510

Non-current assets
Reclamation bonds	132	189
Property and equipment (note 6)	243	294
Mineral property interests (note 7)	731	813
Total assets	3,442	2,806

Liabilities
Current liabilities
Trade and other payables	136	382

Equity
Common shares (note 8)	73,205	73,205
Equity reserve (note 8)	10,947	10,807
Investment revaluation reserve	(297)	(24)
Deficit	(80,549)	(80,564)
	3,306	2,424
	3,442	2,806
Going Concern (note 2)
Commitments (note 11)
Subsequent Events (note 14)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”

Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Condensed Interim Consolidated Statements of Comprehensive Earnings (Loss)
(Unaudited)
(Expressed in Canadian dollars except where indicated)

	Three months ended January 31 2015	Three months ended January 31 2014	Nine months ended January 31 2015	Nine months ended January 31 2014
	($000's)	($000's)	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures net of reimbursements	(59)	15	109	131
Write-down on reclamation bonds	-	-	-	3
Mineral property write-offs	17	141	82	317
Net option payments	(150)	(25)	(2,031)	(265)
Equipment rental income	(4)	(11)	(8)	(11)
	(196)	120	(1,848)	175
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	118	110	504	297
Depreciation and amortization (note 6)	16	20	47	60
(Gain) loss on disposal of property and equipment	(35)	-	(35)	1
Foreign exchange gain	-	(1)	-	(1)
Insurance, licenses and filing fees	5	37	53	85
Interest income	(4)	(2)	(12)	(8)
Other corporate costs	4	10	27	28
Investor relations and presentations	18	9	80	12
Rent	4	7	17	18
Share-based payments (note 9)	80	105	140	125
Travel and accommodation	3	1	6	5
Impairment of available-for-sale securities (note 5)	2	12	17	36
Management fees	5	-	(11)	(6)
	216	308	833	652

Net earning (loss) for the period	(20)	(428)	1,015	(827)

Other comprehensive income (loss)
Unrealized (gain) loss on available-for-sale securities	(55)	86	273	69
Total comprehensive earnings (loss) for the period	35	(514)	742	(896)

Basic and diluted earnings (loss) per share ($ per share)	(0.00)	(0.02)	0.05	(0.04)

Basic and diluted weighted average common shares outstanding (000's)	22,068	22,068	22,068	22,066

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended January 31, 2015 and 2014
(Unaudited)
(Expressed in Canadian dollars except where indicated)

	Common Shares		Equity Reserve	Investment Revaluation	Accumulated Deficit	Total Equity
	Shares 000’s	Amount $000’s	$000’s	Reserve $000’s	$000’s	$000’s
Balance-May 1, 2013	22,058	73,205	10,682	(1)	(80,856)	3,030
Issued to acquire mineral property interest (note 8)	10	1	-	-	-	1
Share issuance costs	-	(1)	-	-	-	(1)
Share-based payments	-	-	125	-	-	125
Unrealized gain on available-for-sale securities	-	-	-	(69)	-	(69)
Loss for the period	-	-	-	-	(827)	(827)
Balance-January 31, 2014	22,068	73,205	10,807	(70)	(81,683)	2,259

Balance-May 1, 2014	22,068	73,205	10,807	(24)	(81,564)	2,424
Share-based payments	-	-	140	-	-	140
Unrealized gain (loss) on available-for-sale securities	-	-	-	(273)	-	(273)
Income for the period	-	-	-	-	1,015	1,015
Balance-January 31, 2015	22,068	73,205	10,947	(297)	(80,549)	3,306

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars except where indicated)

	Nine months ended January 31 2015	Nine months ended January 31 2014
	$000’s	$000’s
Cash flows from operating activities
Income (loss) for the period	1,015	(827)
Items not affecting cash
Loss (gain) on disposal of property and equipment	(35)	1
Depreciation and amortization (note 6)	47	60
Mineral property write-offs	82	317
Write-down on reclamation bonds	-	3
Other	-	1
Impairment of available-for-sale securities (note 5)	17	36
Net option payments and receipts	(2,031)	(180)
Share-based payments (note 9)	140	125
	(765)	(464)
Change in non-cash operating working capital
Increase in trade and other receivables	(20)	(1)
Decrease in trade and other payables	(246)	(37)
	(1,031)	(502)
Cash flows used in financing activities
Issuance of common shares (net of share issue costs)	-	(1)
	-	(1)
Cash flows from/used in investing activities
Additions to mineral property interests	(11)	(17)
Acquisition of property and equipment	-	-
Proceeds from sale of property and equipment	25	-
Reclamation bond	58	10
Option payments received	1,625	-
	1,697	(7)

Increase (decrease) in cash and cash equivalents	666	(510)

Cash and cash equivalents - beginning of period (note 4)	1,044	1,265

Cash and cash equivalents - end of period (note 4)	1,710	755

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries for the past 9 years have been principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On December 30, 2013, the Company’s shares commenced trading on the TSX Venture Exchange under the symbol “CVV” and ceased trading on the Toronto Stock Exchange. The Company’s shares are also quoted on the OTCQB in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent acquisition costs incurred to date, net of recoveries.

At January 31, 2015, the Company had cash and cash equivalents of $1.7 million (April 30, 2014: $ 1.0 million) (note 4) and working capital of $2.2 million (April 30, 2014: $1.1 million). The Company has a deficit of $80.5 million at January 31, 2015. Management believes that the cash on hand is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months. Management is working to option, joint venture or sell its individual exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

3          Basis of Consolidation and Presentation

a)         Statement of Compliance

These condensed interim consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). These condensed interim consolidated financial statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s April 30, 2014 consolidated annual financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 24, 2015.

b)         Basis consolidation and preparation

These condensed interim consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These condensed interim consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

•	CanAlaska Resources Ltd. U.S.A., a Nevada company
•	CanAlaska West McArthur Uranium Ltd., a B.C. company
•	Golden Fern Resources Limited, a New Zealand company
•	Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These condensed interim consolidated financial statements also include the Company's share of the jointly held assets, its jointly incurred liabilities, its share of the revenues and expenses of CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

4         Cash and Cash Equivalents

	January 31, 2015 $000’s	April 30, 2014 000’s
CKU Partnership funds	130	176
Option-in advances	68	93
Cash in bank and other short term deposits	1,512	775
Total	1,710	1,044

CKU Partnership funds are held by the Company for expenditure on the properties held by the CKULP.

Option-in advances are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with an original maturity of 90 days or less as follows:

	January 31, 2015 $000’s	April 30, 2014 000’s
Cash	535	319
Cash equivalents	1,175	725
Total	1,710	1,044

5         Available-for-Sale Securities

	January 31, 2015		April 30, 2014
	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	8	8	17	17
Mega Uranium Ltd.	3	6	3	11
Makena Resources Inc.	196	70	155	80
Copper Reef Mining Corp.	20	10	20	10
Northern Uranium Corp.	600	420	225	259
Other available-for-sale securities	10	27	18	37
Total	837	541	438	414

The Company reviews the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company recognized an impairment on available-for-sale securities of $1,596 for the three ended January 31, 2015 and $16,839 for the nine months ended January 31, 2015 (three months ended January 31, 2014: $11,919; nine months ended January 31, 2014: $36,272).

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

6	Property and Equipment

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2013	25	270	1,022	456	1,773
Disposals	-	-	-	(1)	(1)
At April 30, 2014	25	270	1,022	455	1,772
Disposals	-	-	(70)	(5)	(75)
At January 31, 2015	25	270	952	450	1,697

Accumulated Depreciation and Amortization
At May 1, 2013	(17)	(125)	(880)	(376)	(1,398)
Depreciation and amortization	(3)	(20)	(42)	(15)	(80)
Disposals	-	-	-	-	-
At April 30, 2014	(20)	(145)	(922)	(391)	(1,478)
Depreciation and amortization	(1)	(15)	(22)	(9)	(47)
Disposals	-	-	68	3	71
At January 31, 2015	(21)	(160)	(876)	(397)	(1,454)

Carrying Value
At April 30, 2014	5	125	100	64	294
At January 31, 2015	4	110	76	53	243

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7          Mineral Property Interests

The Company holds approximately 695,000 hectares of mining claims in the Athabasca Basin located across the provinces of Saskatchewan and Manitoba in Canada. The holdings are comprised of 19 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in Alaska, and British Columbia.

Details of acquisition costs and property impairments for the twelve and nine months ended April 30, 2014 and January 31, 2015 are as follows:

Project ($000’s)	May 1, 2013	Additions/ write-offs/ recoveries	April 30, 2014	Additions/ write-offs/ recoveries	January 31, 2015
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River (c)	133	(57)	76	(29)	47
Key Lake	24	-	24	-	24
NW Manitoba (d)	16	(8)	8	(8)	-
Poplar (e)	166	(35)	131	(11)	120
Helmer (f)	107	-	107	(9)	98
Lake Athabasca (g)	118	(20)	98	(7)	91
Hodgson	109	(102)	7	-	7
Collins Bay (h)	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell (i)	136	(136)	-	2	2
Ruttan (j)	15	-	15	(10)	5
Patterson (k)	4	(2)	2	(2)	-
Cable Bay (l)	-	-	-	2	2
Other (m)	53	-	53	(8)	45
New Zealand
Reefton, NZ (n)	24	(24)	-	-	-
Other
Other Projects, Various (o)	74	(41)	33	(2)	31
Total	1,238	(425)	813	(82)	731

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7          Mineral Property Interests (continued)

	Total
Summary of option payments remaining due in the years ending April 30	Cash $000’s	Spend1 $000’s	Shares
2015	-	-	-
2016	-	600	30,000
2017	-	1,800	-
Thereafter	-	3,000	80,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.  The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

	Total2
Summary of option payments receivable in the years ending April 301	Cash $000’s	Spend1 $000’s	Shares
2015	25	3,475	6,000,000
2016	25	3,925	750,000
2017	-	7,425	-
Thereafter	-	13,025	5,000,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.
2 Represents optionees' commitments to maintain certain interest in the Company's properties.

a)         Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium ("Consortium") to develop Cree East. Under the terms of agreements, the Korean Consortium invested $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period (April 30, 2014: 50%). The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The total expenditures on the property for the nine months ended January 31, 2015 and 2014 was approximately $76,000 and $39,000 respectively.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7          Mineral Property Interests (continued)

b)         West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. The total expenditures on the property for the nine months ended January 31, 2015 and 2014 was approximately $22,000 and $12,000 respectively.

c)         Grease River, Saskatchewan

In the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Grease River claims of approximately $29,000 as it did not renew its permits on these claims.

d)         NW Manitoba, Manitoba

In September 2013, the Company entered into an option agreement with Northern Uranium Corp ("Northern") previously MPVC Inc. for an interest in the NW Manitoba project. The project covers 143,603 hectares along the Saskatchewan/Manitoba border. Northern may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a cash payment of $35,000 (paid), issue 12 million common shares and issue 6 million common share purchase warrants.

On December15, 2014, the Company received notification from Northern Uranium of the expenditure threshold for the 50% earned interest in the NW Manitoba property.

e)         Poplar, Saskatchewan

In the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Poplar claims of approximately $11,000 as it did not renew its permits on these claims.

f)          Helmer, Saskatchewan

In August and September 2014, the Company acquired 11 claim blocks totalling 4,862 hectares located near the southern shore of Lake Athabasca, 12 kilometres west of Fond Du Lac on the central northern edge of the Athabasca basin for $5,005.

In the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Helmer claims of approximately $14,000 as it did not renew its permits on these claims.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7          Athabasca Mineral Property Interests (continued)

g)         Lake Athabasca, Saskatchewan

In the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $7,000 as it did not renew its permits on these claims.

h)         Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013 (note 8). As a result, in July 2013, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

i)          Carswell, Saskatchewan

In August 2014, the Company acquired 8 claim blocks totalling 1,723 hectares located in the western portion of the Athabasca basin, within the roughly circular Carswell geologic structure at Cluff Lake for $2,400.

j)          Ruttan, Saskatchewan

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Ruttan claims of approximately $10,000 as it did not renew its permits on this property.

k)         Patterson – Saskatchewan

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

On June 30, 2014, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for a six month extension on the work program, Makena agreed to return the Patterson Lake North project and the Patterson Lake East project to the Company.

On March 6, 2015, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for an extension on the work program and remaining cash payment and share issuance, Makena agreed to issue an addition 750,000 common shares to the Company subject to TSX Venture Exchange approval.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7          Athabasca Mineral Property Interests (continued)

l)          Cable Bay, Saskatchewan

In July 2014, the Company acquired four claim blocks totalling 2,411 hectares located partly on land and partlover Cree Lake for $2,004. The property straddles the edge of the Athabasca basin, along the Cable Bay Shear Zone.

m)        Other - Moon, Saskatchewan

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Moon claims of approximately $8,000 as it did not renew its permits on these claims.

n)         Reefton – New Zealand

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. The Company recognized a loss on disposal of the Reefton project of approximately $4,000.

On May 20, 3014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings which was completed on August 29, 2014. The New Zealand subsidiary was liquidated after the sale of the Reefton project to Stevenson. There were no significant assets or liabilities remaining in the entity.

o)         Other Projects

             Kasmere, Manitoba

In March 2014, the Company entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company East Resources Ltd. for an aggregate cash payment totalling $1.8 million. The Company retains a 2.5% net smelter royalty on any future production. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to year end, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

            Big Creek, British Columbia

In December 2014, the Company acquired two claim blocks totalling 481 hectares located in south central British Columbia for $842.

In the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Big Creek claims of approximately $3,000 as it did not renew its permits on these claims.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

8          Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

            Share Issuances

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project (see note 7(h)).

9          Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2013	3,598	0.55
Granted	1,592	0.12
Expired	(753)	0.69
Forfeited	(586)	0.34
Outstanding – April 30, 2014	3,851	0.20
Granted	1,336	0.14
Expired	(862)	0.25
Forfeited	(249)	0.25
Outstanding – January 31, 2015	4,076	0.16

As at January 31, 2015, the following stock options were outstanding:

	Number of options outstanding 000’s	Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	55	55	$0.25	2015
	574	574	$0.18	2017
	1,092	1,092	$0.25	2018
	1,592	1,592	$0.12	2019
	763	763	$0.12 - $0.14	2020
Total	4,076	4,076

For the three months ended January 31, 2015, total share-based compensation expense was $79,086 (January 31, 2014: $104,529). For the nine months ended January 31, 2015, total share-based compensation expense was $140,554 (January 31, 2014: $124,363).

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

9	Stock Options and Warrants (continued)

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2013	72	0.55
Expired	(72)	0.55
Outstanding – April 30, 2014	-	-
Outstanding – January 31, 2015	-	-

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange or the TSX Venture Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the nine months ended January 31, 2015:

	Warrants	Options
Weighted average fair value	-	$0.11
Forfeiture rate	-	15.4%
Risk-free interest rate	-	1.0% – 1.1%
Expected life	-	2.0 – 2.4 years
Expected volatility	-	126.2% - 128.6%
Expected dividend	-	0%

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

10       Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the three and nine months ended January 31, 2015 and 2014 were as follows. Certain compensation is paid to Schimann Consultants, a company controlled by a director and VP of Exploration.

	Three months ended January 31		Nine months ended January 31
($000’s)	2015 $	2014 $	2015 $	2014 $
Employment benefits	71	55	260	165
Schimann Consultants	34	19	152	56
Directors fees	-	-	100	-
Share-based compensation	71	100	125	118

The directors and key management were awarded the following share options under the employee share option plan during the nine months ended January 31, 2015:

Date of grant	Number of options	Exercise price	Expiry
June 30, 2014	503,750	$0.18	June 30, 2016
November 7, 2014	597,500	$0.12	November 7, 2019
December 15, 2014	90,000	$0.14	December 15, 2019

11       Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2015	39
2016	133
Thereafter	7
Total	179

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

The Company has sub leased its Vancouver office space to reduce its operating costs. However, the Company is committed for the full office lease amount.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine month period ended January 31, 2015
(Unaudited)
(Expressed in Canadian dollars except where indicated)

12        Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

13 Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interests.

January 31, 2015 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,100	6	-	1,106
Total Assets	3,436	6	-	3,442
Total Liabilities	136	-	-	136
Income (Loss) for the Period	1,036	(9)	(10)	1,015

April 30, 2014 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,290	6	-	1,296
Total Assets	2,771	6	29	2,806
Total Liabilities	380	-	2	382
Loss for the Year	(669)	(2)	(37)	(708)

14 Subsequent Event

On March 6, 2015, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for an extension on the work program and remaining cash payment and share issuance, Makena agreed to issue an addition 750,000 common shares to the Company subject to TSX Venture Exchange approval.